UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ASSET ACCEPTANCE CAPITAL CORP.
(Name of Subject Company (issuer))
Asset Acceptance Capital Corp. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
04543P100
(CUSIP Number of Class of Securities)
Nathaniel F. Bradley IV
Chairman, President and CEO
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
Copy to:
Edwin L. Herbert
Vice President and General Counsel
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*

Not Applicable	Not Applicable

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

SIGNATURE
Press Release
Internal Communication with Associates

     On April 24, 2007, Asset Acceptance Capital Corp. (the “Company”) issued a press release announcing its intention to return $150 million to its shareholders through a combination of a tender offer for its common stock and a special one-time cash dividend. The press release is attached hereto as Exhibit 99.1. On April 24, 2007, the Company also posted on its intranet an internal communication to the associates of the Company and its subsidiaries addressing questions in connection with the transactions described in the press release. This internal communication is attached hereto as Exhibit 99.2.
     This Schedule TO is not an offer to buy or the solicitation of an offer to sell any of the Company’s common stock. The Company has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of the Company’s common stock. The solicitation of offers to buy the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov or from the information agent that is selected by the Company. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Exhibit No.	Description
Exhibit 99.1	Press Release
Exhibit 99.2	Internal Communication with Associates

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
*

(Signature)
*

(Name and title)
April 24, 2007

(Date)

*	In accordance with General Instruction D to Schedule TO, no signature is required because the filing contains only preliminary communications made before the commencement of a tender offer.